UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated August 3, 2020, announcing that the Company received a transparency notification from M&G Plc on July 30, 2020. Following the acquisition of voting securities or voting rights on July 27, 2020, M&G plc held as of that date 5.02% of the voting rights of the Company and thus exceeded the 5% threshold.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: August 3, 2020

	By:	/s/ Lieve Logghe
Lieve Logghe
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information 3 August 2020 – 8.00 a.m. CET _____________________________________

DISCLOSURE REGARDING
A TRANSPARENCY NOTIFICATION

(article 14, 1st paragraph, of the Law of 2 May 2007
relating to the disclosure of
important shareholdings in listed companies)

1.	Summary of the notification

ANTWERP, Belgium, 3 August 2020 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) received a transparency notification from M&G Plc on 30 July 2020. Following the acquisition of voting securities or voting rights on 27 July 2020, M&G plc held as of that date 5.02% of the voting rights of the Company and thus exceeded the 5% threshold.

2.	Content of the notification

M&G Plc

The notification dated 30 July 2020 contains the following information:

•	Reason for the notification:
Acquisition or disposal of voting securities or voting rights

•	Notification by:
A parent undertaking or controlling person

•	Persons subject to the notification requirement:
M&G Plc, Fenchurch Avenue, London EC3M 5AG

•	Transaction date:
27 July 2020

•	Threshold that is crossed:
5%

•	Denominator:
220,024,713

PRESS RELEASE Regulated information 3 August 2020 – 8.00 a.m. CET _____________________________________

•	Notified details:

A) Voting rights	Previous notification	After the transaction
	Number of voting rights	Number of voting rights		% of voting rights
Holder of voting rights		Linked to securities	Not linked to securities	Linked to securities	Not linked to securities
M&G Plc		0		0.00%
M&G Investment Management Ltd.	9,957,883	9,103,998		4.14%
Subtotal	9,957,883	9,103,998		4.14%
	TOTAL	9,103,998	0	4.14%	0.00%

B) Equivalent financial instruments	After the transaction
Holders of equivalent financial instruments	Type of financial instrument	Expiration date	Exercise period or date	# of voting rights that may be acquired if the instrument is exercised	% of voting rights	Settlement
M&G Plc	Lent shares (Right of Recall)			0	0.00%
M&G Investment Management Ltd.	Lent shares (Right of Recall)			1,931,191	0.88%
	TOTAL			1,931,191	0.88%

TOTAL (A & B)	# of voting rights	% of voting rights
	11,035,189	5.02%

•	Full chain of controlled undertaking through which the holding is effectively held:
M&G Plc (parent holding company) is not controlled.
M&G Group Regulated Entity Holding Company Limited (wholly owned subsidiary of M&G Plc).
M&G Group Limited (wholly owned subsidiary of M&G Group Regulated Entity Holding Company Limited).
M&G FA Limited (wholly owned subsidiary of M&G Group Limited).
M&G Investment Management Limited (wholly owned subsidiary of M&G FA Ltd).

•	Additional information:
M&G Investment Management Ltd is an investment firm and can exercise the voting rights attached to the shares at its discretion in the absence of specific instructions.

PRESS RELEASE Regulated information 3 August 2020 – 8.00 a.m. CET _____________________________________

3.	Miscellaneous

This press release is available on the Company’s website in the investor relations section: https://www.euronav.com/investors/company-news-reports/press-releases/2020/.

The transparency notification is available on the Company’s website in the investor relations section: https://www.euronav.com/en/investors/share-securities-information/transparency-declaration/declaration/

*
*  *

Contact:

Brian Gallagher – Head of IR, Research and Communications & Management Board member

Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Announcement of Q2 Results 2020: 6th August 2020

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 45 VLCCs (four to be delivered), 25 Suezmaxes (two of which are in a joint venture) and 2 FSO vessels (both owned in 50%-50% joint venture).

Regulated information within the meaning of the Royal Decree of 14 November 2007

PRESS RELEASE Regulated information 3 August 2020 – 8.00 a.m. CET _____________________________________

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.